UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 25, 2011
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
 Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Comparable Data after allocation of central infrastructure costs (preliminary and unaudited)

Legal Proceedings

Signatures

Key figures Q1 2011[1,2]
(preliminary and unaudited; in millions of €, except where otherwise stated)

Volume

				% Change
	Q1 2011		Q1 2010	Actual	Adjusted[3]
Continuing operations
New orders	22,588		18,976	19%	13%
Revenue	19,489		17,352	12%	6%

Earnings

	Q1 2011		Q1 2010	% Change Actual
Total Sectors
Adjusted EBITDA	2,743		2,579	6%
Profit[8]	2,229		2,109	6%
in % of revenue (Total Sectors)	12.0%		12.8%

Continuing operations
Adjusted EBITDA	3,238		2,687	21%
Income from continuing operations	1,787		1,526	17%
Basic earnings per share (in euros)[4]	2.00		1.70	18%

Continuing and discontinued operations[5]
Net income	1,753		1,531	15%
Basic earnings per share (in euros)[4]	1.97		1.70	16%

Capital efficiency

	Q1 2011			Q1 2010
Continuing operations
Return on capital employed (ROCE) (adjusted)		23.0%		19.2%

Continuing and discontinued operations[5]
Return on capital employed (ROCE) (adjusted)		22.6%		19.3%

Cash performance

	Q1 2011			Q1 2010
Continuing operations
Free cash flow		908		725
Cash conversion		0.51		0.47
Continuing and discontinued operations[5]
Free cash flow		928		697
Cash conversion		0.53		0.45

Liquidity and capital structure

	Dec. 31, 2010			Sept. 30, 2010
Cash and cash equivalents		15,662		14,108
Total equity (Shareholders of Siemens AG)		31,292		28,346
Net debt		3,803		5,560
Adjusted industrial net debt		(204)		2,189

Employees — in thousands

	Dec. 31, 2010			Sept. 30, 2010
	Cont. Op.		Total[6]	Cont. Op.	Total[6]
Employees	410		410	405	405
Germany	129		129	128	128
Outside Germany	281		281	277	277

1	New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; ROE (after tax); ROCE (adjusted); Free cash flow; cash conversion rate; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins; earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	October 1, 2010 — December 31, 2010.

3	Adjusted for portfolio and currency translation effects.

4	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2011 and 2010 weighted average shares outstanding (basic) (in thousands) for the first quarter amounted to 871,194 and 866,838 shares, respectively.

5	Discontinued operations primarily consist of former Com activities, comprising carrier networks, enterprise networks and mobile devices activities.

6	Continuing and discontinued operations.

7	Calculated by dividing adjusted industrial net debt as of December 31, 2010 and 2009 by annualized adjusted EBITDA.

8	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

Earnings Release Q1 2011
October 1 to December 31, 2010
Munich, Germany, January 25, 2011
Fiscal Year Off To A Strong Start
Continued broad-based growth
Excellent bottom-line performance
Peter Löscher, President and Chief
Executive Officer of Siemens AG
Capital-efficient growth is our aspiration. We have lived up to it. Orders and revenue grew in all regions, particularly in emerging markets. That benefits us in Germany as well. We delivered excellent bottom-line performance and are fully on track to reach the targets we set for fiscal 2011.
Financial Highlights:
•	For the third straight quarter, all Sectors of Siemens delivered order and revenue growth compared to the prior-year period, including growth in all reporting regions and double-digit increases in emerging economies.

•	Revenue rose 12% and orders climbed 19%, benefiting from a currency tailwind. The book-to-bill ratio was 1.16 and the backlog for the Sectors increased to €92 billion.

•	Total Sectors profit rose to €2.229 billion, even after the allocation of €261 million related to previously announced special employee remuneration.

•	Siemens signed an option agreement for Atos Origin S.A. to acquire Siemens IT Solutions and Services, subject to necessary approvals. Pretax impacts on income in the first quarter include a goodwill impairment of €136 million and €75 million related to establishing the business as a separate legal entity.

•	Income from continuing operations climbed 17%, to €1.787 billion. Basic EPS was €2.00.

•	Free cash flow from continuing operations climbed to €908 million from €725 million in the first quarter a year earlier.

Siemens	2-4
Sectors, Equity Investments, Cross-Sector Businesses	5-10
Corporate Activities	11
Divestment of Siemens IT Solutions and Services, Outlook	12
Note and Disclaimer	13-14

Media Relations:
Alexander Becker
Phone: +49 89 636-36558
E-mail: becker.alexander@siemens.com

Dr. Constantin Birnstiel
Phone: +49 89 636-33032
E-mail: constantin.birnstiel@siemens.com
Siemens AG,
80333 Munich, Germany

Siemens     2
Orders and Revenue

Fiscal year begins with
strong growth momentum
Siemens delivered year-over-year growth in both orders and revenue for the third straight quarter. With all Sectors and all three of Siemens’ reporting regions contributing increases, orders climbed 19% and revenue was up 12%. Both revenue and orders benefited clearly from positive currency translation effects. On an organic basis, excluding currency translation and portfolio effects, orders increased 13% and revenue rose 6%. The combined book-to-bill ratio for Siemens was 1.16, and the Sectors’ combined order backlog increased to €92 billion, in part due to positive currency translation effects.
Emerging markets
drive order growth
All Sectors reported double-digit order growth compared to the prior-year period, highlighted by a higher volume from large orders in Energy and Industry, particularly at Fossil Power Generation and Mobility. Order volumes also benefited from currency translation effects as noted above.
All regions delivered order growth in the first quarter, led by Asia, Australia and the Americas. India led growth within Asia, Australia, due in part to a large order in Energy. The Americas combined higher orders in the established U.S. market with fast growth in emerging markets. Emerging markets grew significantly faster than orders overall, at 31%, and accounted for €7.834 billion or 35% of total orders for the quarter.
Revenue rises in all Sectors and
regions, with boost from currency
Revenue growth was well balanced in the first quarter, with double-digit increases in all Sectors. Strong conversion from the Sectors’ respective order backlogs played a major role in broad-based revenue growth, as did a strong tailwind from currency translation effects as noted above.
Revenue rose in all three regions, led by the Americas and Asia, Australia. More modest growth in the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME) included a strong increase in Germany. Emerging markets on a global basis grew faster than revenue overall, at 16% year-over-year, and accounted for €5.748 billion or 29% of total revenue for the quarter.

Book-to-Bill

1.09
0.98
1.09
1.11
1.16
18,976
17,352
17,844
18,227
20,871
19,170
23,473
21,229
22,588
19,489
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Q1 2011
Figures in millions of €

● New Orders ● Revenue ○ Book-to-Bill ratio

New Orders & Revenue

	Q1 2010	Q1 2011	% Change Actual	% Change Adjusted*
New Orders	18,976	22,588	19%	13%
Revenue	17,352	19,489	12%	6%

Figures in millions of €

* Excluding currency translation and portfolio effects

New Orders & Revenue by Region

New Orders
6%
7%
3%
3%
11%
23%
11%
23%
41%
55%
38%
49%
141%
160%
10,823
11,621
2,906
2,985
5,134
6,296
3,798
4,680
3,019
4,670
1,160
1,728
467
1,212
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
3%
5%
15%
15%
12%
24%
12%
24%
8%
19%
19%
29%
25%
38%
9,970
10,499
2,681
3,090
4,376
5,405
3,167
3,927
3,005
3,586
1,231
1,589
399
550
Figures in millions of €

● Q1 2010 ● Q1 2011 ○ Actual change * Commonwealth of Independant States
● Adjusted change (throughout excluding currency translation and portfolio effects)

New Orders & Revenue by Sector

New Orders
16%
22%
19%
27%
2%
10%
8,249
10,083
6,918
8,759
2,869
3,168
Industry Sector
Energy Sector
Healthcare Sector
Revenue
7%
13%
7%
14%
3%
11%
8,070
9,114
5,616
6,378
2,831
3,135
Figures in millions of €

● Q1 2010 ● Q1 2011 ○ Actual change
● Adjusted change

Siemens     3
Income and Profit

Industry and Energy take
Total Sectors profit higher
Total Sectors profit for the first quarter rose 6% year-over-year, to €2.229 billion, burdened by €261 million related to previously announced special employee remuneration. This amount was accrued centrally in the fourth quarter of fiscal 2010 and allocated to the Sectors during the current quarter (see below). This impact cut 1.4 percentage points from Total Sectors profit as a percent of revenue, which was 12.0%. All Divisions in the Sectors took a charge for a portion of these costs based on their number of non-management employees. In contrast, positive currency effects benefited profit in all Sectors, particularly in Industry.
The Industry Sector drove the increase in Total Sectors profit for the quarter, with 22% profit growth compared to the prior-year period. Profit in Energy rose 7%, on particularly strong earnings conversion at Fossil Power Generation. Profit in the Healthcare Sector declined on lower profit at Diagnostics and €32 million in charges related to particle therapy contracts, among other factors.
Income climbs on Sectors profit,
higher results below Total Sectors
Income from continuing operations climbed 17% year-over-year, to €1.787 billion, and corresponding basic EPS rose to €2.00 up from €1.70 a year earlier. These increases were due to growth in Total Sectors profit and improved results below Total Sectors, including higher contributions from Siemens Real Estate, Equity Investments and Financial Services. Corporate items and pensions was a positive €231 million compared to a negative €142 million in the first quarter a year earlier. The current quarter benefited from allocation primarily to the Sectors of a substantial part of the €310 million in special employee remuneration that was accrued in the fourth quarter of fiscal 2010. Within this part is the €261 million that was debited to the Sectors as mentioned earlier. Siemens IT Solutions and Services posted a loss of €129 million due to a €136 million goodwill impairment in connection with the option agreement mentioned earlier.
Net income increased 15% year-over-year to €1.753 billion. Basic EPS improved to €1.97 from €1.70 a year earlier. The primary driver of net income in both periods was continuing operations and the related factors discussed above.

Siemens     4
Cash, Return on Capital Employed (ROCE), Pension Funded Status

Free cash flow rises
for Siemens and Sectors
Free cash flow from continuing operations rose to €908 million from €725 million in the first quarter a year earlier, including higher Free cash flow at the Sector level. Other factors in the increase included higher cash inflows from Corporate Treasury activities and lower cash outflows related to staff reduction measures, partly offset by higher payments for income taxes. The cash conversion rate for the first quarter was 0.51, up from the prior-year period.
ROCE rises on higher income
from continuing operations
On a continuing basis, ROCE (adjusted) increased to 23.0% from 19.2% in the first quarter a year earlier. The difference was due mainly to higher income from continuing operations. To a lesser extent, ROCE (adjusted) also benefited from lower average capital employed compared to the prior-year period.
Improvement in pension
plan underfunding
Beginning with fiscal 2011 the figures presented below cover both principal and non-principal pension plans. The presentation of prior-year information has been adjusted to conform to the current-year presentation. The estimated underfunding of Siemens’ pension plans as of December 31, 2010 amounted to approximately €6.1 billion, compared to an underfunding of approximately €7.4 billion at the end of fiscal 2010. The improvement in funded status since September 30, 2010 is due mainly to a decrease in Siemens’ defined benefit obligation (DBO) resulting from an increase in the discount rate assumption as of December 31, 2010. This was partly offset by a negative actual return on plan assets.

Sectors     5
Industry Sector

Broad-based growth,
strong profit performance
Industry delivered higher profit, revenue and orders compared to the first quarter a year ago, on continued strong execution in an improved market environment. Profit climbed to €1.022 billion, even after €149 million of the special employee remuneration allocation mentioned earlier. For comparison, profit of €840 million in the prior-year period benefited from a €45 million gain on the sale of a business.
Industry’s growth momentum was most evident in new orders. With increases at all Divisions and double-digit growth in all three reporting regions, new orders rose 22%, to €10.083 billion. Revenue rose 13%, to €9.114 billion, on increases in all three regions and at all Divisions except Industry Solutions. Within these increases, currency translation effects added 6 percentage points to revenue and 7 percentage points to orders. The Sector’s book-to-bill ratio was 1.11 and its order backlog increased to €29 billion at the end of the quarter.
Strong global growth
drives higher profit
First-quarter profit at Industry Automation was €363 million, up 63% year-over-year. Revenue growth drove high capacity utilization and also included a more favorable business mix compared to the prior-year quarter. Revenue and orders climbed 29% and 32%, respectively, on increases in all business units and in all regions. Emerging markets grew even faster than revenue and orders overall. Purchase price allocation (PPA) effects related to the fiscal 2007 acquisition of UGS Corp. were €35 million in the current period compared to €32 million a year earlier.
Large contract wins
drive order growth
Drive Technologies posted a 21% increase in revenue in the first quarter. Higher capacity utilization took profit up sharply year-over-year, to €229 million. Improved market conditions in the current quarter were particularly evident in new orders, which climbed 56% due in part to higher volume from large orders.

Sectors     6

Profitable growth in
recovering markets
Profit at Building Technologies rose to €117 million on a 14% increase in revenue. Orders also rose 14% compared to the prior-year period. Revenue and orders came in higher in all business units and all three reporting regions, including continued improvement in the low-voltage business. Emerging markets grew faster than revenue and orders overall.
LEDs continue to drive growth
OSRAM kept profit near the high level of the prior-year period, at €141 million, while continuing to expand its production capacity and marketing and selling activities. First-quarter revenue rose 14% year-over-year on strong sales of LEDs and increases in all business units. Revenue climbed in all regions, led by Asia, Australia and emerging markets. The Division intends to continue investing in market expansion and production capacity in coming quarters.
Orders up at Industry Solutions
Profit and revenue at Industry Solutions came in lower in the first quarter compared to the prior-year period. The difference is due primarily to the Division’s metals technologies business, which posted lower revenue and profit in the current period due to low order intake in prior periods. In the current period orders in the metals technology business helped lift orders for the Division overall.
Strong profit performance,
high volume from large orders
Mobility delivered €116 million in profit in the first quarter. For comparison, profit in the prior-year period included a €45 million gain on the sale of the Division’s airfield lighting business. Orders climbed 24%. A significantly higher volume from large orders in Europe/CAME included a major order for high-speed trains in the U.K.

Sectors     7
Energy Sector

Strong profit performance,
robust order growth
In strengthening global energy markets, the Energy Sector delivered double-digit increases in orders and revenue compared to the first quarter a year earlier, and profit rose 7%, to €826 million, driven by a strong earnings increase at Fossil Power Generation. Sector profit for the quarter includes higher expenses for R&D, marketing and selling associated with growth, particularly at Renewable Energy. Energy’s portion of the special employee remuneration allocation mentioned earlier was €69 million.
Revenue rose 14% year-over-year, to €6.378 billion, on strong conversion of orders from the backlog. All Divisions contributed to the increase, and revenue also rose in all three regions. Orders for the quarter climbed 27%, to €8.759 billion, with the strongest growth coming from Fossil Power Generation and Oil & Gas. For comparison, the prior-year quarter included significantly lower volume from large orders. Orders grew in all three regions, particularly in emerging markets in Asia, Australia. Currency translation effects accounted for 6 percentage points of revenue growth and 7 percentage points of order growth. The book-to-bill ratio in the current period was 1.37, and the Sector’s order backlog increased to €56 billion.
Global order growth,
strong earnings conversion
Fossil Power Generation reached a new high in profit, at €473 million. The Division continued its strong project execution, and the revenue mix included conversion of high-margin component orders from the Sector’s backlog as well as positive effects related to project completions. Revenue rose 9% compared to the first quarter a year earlier, including strong growth in the Americas. The global market environment for fossil power generation showed continued signs of recovery. The Division recorded a higher volume from large orders compared to the prior-year period, all three regions reported strong growth, and orders more than doubled in emerging markets on a global basis. As a result, first-quarter orders for the Division came in at €3.916 billion, well above the prior-year level.
Profit held back by
investments in growth
Renewable Energy posted a strong rise in revenue, to €868 million, on conversion of large orders from prior periods. This helped lift first-quarter profit above the prior-year level despite significantly higher expenses for R&D, marketing and selling associated with expansion of its wind business and integration of its solar thermal business, which are expected to continue to hold back profitability in the coming quarter. Orders came in above revenue, but well below the prior-year quarter which included a higher volume from large orders. During the quarter, Renewable Energy closed the acquisition of a stake in A2SEA A/S, a supplier of offshore wind-farm installation services.

Sectors     8

Large contract wins
drive order growth
Oil & Gas contributed €108 million to Sector profit in the first quarter. Orders climbed 35% compared to the first quarter a year earlier, due in part to higher volume from large orders, and revenue rose 7%. Both revenue and orders grew in all three regions.
Focus on profit in
challenging markets
Orders at Power Transmission rose 14% and revenue increased 8% compared to the first quarter a year ago, led by the transformers business. Profit of €134 million was held back by higher marketing and selling expenses associated with growth and by pricing pressure. The Division expects negative impacts on profit in coming quarters related to optimizing its global footprint.
Distribution orders climb
as markets stabilize
As its markets continued to stabilize, Power Distribution generated 10% order growth and 9% revenue growth compared to the first quarter a year earlier. All three regions contributed to the order increase, while revenue growth came from Europe/CAME and Asia, Australia. Profit of €76 million was also held back by higher expenses year-over-year for marketing, selling and expanding activities related to new technologies such as smart grids. These activities are expected to intensify in coming quarters.

Sectors     9
Healthcare Sector

Solid organic revenue growth,
negative impacts on profit
Effective with the first quarter of fiscal 2011, financial disclosure for the Healthcare Sector follows its new organizational structure. The new alignment achieves greater integration of the Sectors’ businesses, and also unifies sales and service in one Sector-wide organization. The audiology business unit is now managed at the Sector level.
First-quarter profit for Healthcare declined to €381 million, due in part to higher functional costs compared to the prior-year period. The Sector’s portion of the special employee remuneration allocation mentioned earlier was €43 million. Imaging & Therapy Systems took €32 million in charges stemming from increased cost estimates for completing particle therapy contracts, and the Sector built up a reserve of €19 million related to a customer loan and receivables in the audiology business. In addition, profit at Diagnostics came in lower year-
over-year, at €78 million compared to €115 million, due in part to a less favorable business mix. PPA effects related to past acquisitions at Diagnostics were €44 million in the first quarter. A year earlier, Diagnostics recorded €41 million in PPA effects.
Revenue and orders for Healthcare rose 11% and 10%, respectively, compared to the first quarter a year earlier, led by double-digit growth in Asia, Australia and the Americas. In addition to organic growth, volume for Healthcare overall benefited from currency translation effects amounting to 8% percentage points for revenue and 8% percentage points for orders. The Healthcare Sector’s book-to bill ratio was slightly above 1 for the quarter, and its order backlog was €7 billion. Diagnostics posted revenue of €916 million and orders of €926 million, compared to €830 million and €832 million in the prior-year quarter, respectively, and showed nearly the same development as the Sector with regard to regional growth and currency translation effects.

Equity Investments and Cross-Sector Businesses     10
Equity Investments and Cross-Sector Businesses

NSN contributes to profit
from Equity Investments
Equity Investments recorded a profit of €85 million, compared to €76 million in the prior-year period. The result related to Siemens’ share in Nokia Siemens Networks B.V. (NSN) was equity income of €18 million, compared to a loss of €42 million in the first quarter a year earlier. NSN reported to Siemens that it took restructuring charges and integration costs totaling €29 million, compared to €90 million in the prior-year period. Profit from Equity Investments is expected to be volatile in coming quarters.

Loss on goodwill impairment
at Siemens IT Solutions & Services
Siemens IT Solutions and Services posted a loss of €129 million in the first quarter, due to a goodwill impairment of €136 million taken in connection with the above-mentioned option agreement for Atos Origin to acquire the business. More information on this transaction is provided below. Both revenue and orders declined year-over-year in highly competitive markets.

Another strong quarter for
Financial Services
Financial Services (SFS) delivered €102 million in profit (defined as income before income taxes), up from €99 million a year earlier.

The commercial finance business recorded higher interest results, and benefited from a decline in defaults compared to the prior-year quarter. The equity business also made a significant earnings contribution, even though its results came in below the high level recorded a year earlier. Total assets increased slightly, to €12.597 billion.

Centrally Managed Portfolio Activities, Corporate Activities and Eliminations     11
Centrally Managed Portfolio Activities, Corporate Activities and Eliminations

Positive result for
electronics assembly systems
Centrally managed portfolio activities posted a loss of €2 million in the first quarter compared to a loss of €15 million in the prior-year period. The difference is due mainly to electronics assembly systems, which contributed a net positive result of €6 million. The remaining difference is due to net expenses related to divested businesses in both periods. Effective with the beginning of fiscal 2011, software development solutions for the telecommunication industry were transferred from Siemens IT Solutions and Services to Centrally managed portfolio activities.
Higher gains on
disposals of real estate
Income before income taxes at Siemens Real Estate (SRE) was €97 million in the first quarter, compared to €60 million in the same period a year earlier. The change includes significantly higher net gains related to sales of real estate. During the current quarter, assets with a book value of €350 million were transferred to SRE as part of Siemens’ program to bundle its real estate assets into SRE and to implement further measures to increase the efficiency of these assets. SRE expects to incur costs associated with the program in coming quarters, and to continue with real estate disposals depending on market conditions.
Positive contribution from
Corporate items and pensions
Corporate items and pensions totaled a positive €231 million in the first quarter compared to a negative €142 million in the same period a year earlier. The difference was due primarily to Corporate items, which were a positive €202 million compared to a negative €82 million in the first quarter of fiscal 2010. The current quarter benefited from management’s allocation of a substantial part of personnel-related costs which were accrued in the fourth quarter of fiscal 2010, including the €310 million in special employee remuneration discussed earlier. Within this part is the €261 million that was allocated to the Sectors as mentioned earlier.
The current period includes costs of €75 million related to establishing Siemens IT Solutions and Services as a separate legal entity, including for carve-out activities, and a net charge related to legal and regulatory matters. The prior-year period included expenses associated with streamlining IT costs for Siemens as a whole. Centrally carried pension expenses totaled a positive €29 million in the first quarter, compared to a negative €60 million in the prior-year period. The change is due primarily to a positive effect resulting from lower interest costs and a higher expected return on plan assets.
Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation. Central infrastructure costs allocated for the complete fiscal year 2010 amounted to €585 million. Costs to be allocated for the complete fiscal year 2011 amount to €531 million.
Reduced income from
Corporate Treasury activities
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €32 million in the first quarter compared to a negative €11 million in the same period a year earlier. The primary factor in the change was Corporate Treasury activities. Due mainly to an increase in interest rates during the first quarter, income at Corporate Treasury declined on changes in fair market value of interest rate derivatives used for interest rate management. This was partly offset by higher interest income relating to an increase in total liquidity compared to the prior-year period.

Divestment of Siemens IT Solutions and Services Outlook     12
Divestment of Siemens IT Solutions and Services

During the first quarter, Siemens signed an option agreement to transfer Siemens IT Solutions and Services to Atos Origin in exchange for cash and securities, including 12.5 million of shares in Atos Origin with a total value of €850 million at the time of announcement. Final consideration depends on the price of Atos Origin shares at closing. Related to the agreement is a seven-year outsourcing contract worth around €5.5 billion, under which Atos Origin would provide managed services and systems integration to Siemens. Signing is expected in the second quarter. Pending necessary approvals by regulatory authorities and governing bodies of Atos Origin, closing of the transaction is expected in the fourth quarter of fiscal 2011.
Siemens expects the transaction and related activities to result in substantial negative earnings impacts in the first half of fiscal 2011, within a mid- to high-triple-digit million euro range. These impacts particularly include the above-mentioned goodwill impairment of €136 million booked in the current quarter, and up to €250 million that Siemens agreed to contribute for integration and training activities after the transfer of Siemens IT Solutions and Services to Atos Origin. In addition, and as previously disclosed, Siemens expects further substantial charges in fiscal 2011 related to establishing Siemens IT Solutions and Services as a separate legal entity, including for carve-out activities. The portion of these charges taken in the current quarter amounted to €75 million, reported within Corporate Items.
Following signing, Siemens will again assess whether to present Siemens IT Solutions and Services as an asset held for disposal and as discontinued operations.

Outlook for fiscal 2011
With continuing improvement in Siemens’ markets, we expect organic order intake to show a clear increase compared to fiscal 2010. Supported also by our already strong order backlog, we expect revenue to return to moderate organic growth. We further anticipate income from continuing operations to exceed reported fiscal 2010 results by at least 25% to 35%. This outlook excludes effects that may arise from legal and regulatory matters.

Note and Disclaimer     13
Note and Disclaimer

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings.
Financial Publications are available for download at: www.siemens.com/ir à Publications & Events.
New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; ROE (after tax); ROCE (adjusted); Free cash flow; cash conversion rate; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effect from purchase price allocation (PPA effects) and integration costs; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP.
For additional information, see “Supplemental financial measures” and the related discussion in Siemens’ annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Beginning today at 07:45 a.m. CET, the press conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live at www.siemens.com/pressconference.
Starting at 08:45 CET, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystcall.
Recordings of the press conference and the analysts and investors conference will subsequently be made available as well.
Starting today at 10 a.m. CET, we will also provide a live video webcast of Chairman of the Supervisory Board Dr. Gerhard Cromme’s and CEO Peter Löscher’s speeches to the Annual Shareholders’ Meeting at the Olympic Hall in Munich, Germany. You can access the webcast at www.siemens.com/press/agm.
A video of the speeches will be available after the live webcast.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of continued adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’
defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, further deterioration in the capital markets, decline in the conditions for the credit business, continued uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended December 31, 2010 and 2009 (first quarter of fiscal 2011 and 2010) and as of September 30, 2010
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	12/31/10	9/30/10	2011	2010	2011	2010	2011	2010
Sectors
Industry	10,083	8,249	8,836	7,816	278	255	9,114	8,070	1,022	840	10,626	10,014	645	635	195	118	250	238
Energy	8,759	6,918	6,320	5,533	58	83	6,378	5,616	826	771	1,155	805	645	541	90	89	113	96
Healthcare	3,168	2,869	3,117	2,821	18	10	3,135	2,831	381	499	12,005	11,952	238	293	55	76	163	150

Total Sectors	22,010	18,037	18,274	16,169	354	348	18,627	16,517	2,229	2,109	23,786	22,771	1,527	1,469	340	283	526	485
Equity Investments	—	—	—	—	—	—	—	—	85	76	3,274	3,319	—	7	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services (6)	824	1,143	748	806	211	223	958	1,029	(129)	17	177	(150)	(6)	(57)	34	13	35	33
Financial Services (SFS)	224	205	185	168	39	37	224	205	102	99	12,597	12,506	99	149	9	21	79	77
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	164	62	163	54	10	8	173	62	(2)	(15)	(652)	(574)	(39)	(46)	3	1	3	1
Siemens Real Estate (SRE)	516	434	68	78	450	356	518	434	97	60	4,814	5,067 (7)	(34)	(23)	83	69	66	49
Corporate items and pensions	100	100	52	76	37	27	88	103	231	(142)	(9,128)	(10,447)	(493)	(614)	11	11	14	16
Eliminations, Corporate Treasury and other reconciling items	(1,250)	(1,005)	—	—	(1,100)	(999)	(1,100)	(999)	(32)	(11)	70,072	70,335	(147)	(161)	(1)	(2)	(13)	(15)

Siemens	22,588	18,976	19,489	17,352	—	—	19,489	17,352	2,582	2,194	104,939	102,827	908	725	480	396	710	646

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(6)	In December 2010, Siemens announced the proposed sale of Siemens IT Solutions and Services to Atos Origin.

(7)	As of September 30, 2010, Total assets of SRE amounts to €4,554 after netting of certain intercompany finance receivables with certain intercompany finance liabilities.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the first three months of fiscal 2011 and 2010 ended December 31, 2010 and 2009
(in millions of €, per share amounts in €)

	2011	2010
Revenue	19,489	17,352
Cost of goods sold and services rendered	(13,294)	(12,058)

Gross profit	6,195	5,294
Research and development expenses	(935)	(822)
Marketing, selling and general administrative expenses	(2,763)	(2,543)
Other operating income	262	169
Other operating expense	(367)	(56)
Income from investments accounted for using the equity method, net	130	115
Interest income	581	517
Interest expense	(450)	(466)
Other financial income (expense), net	(71)	(14)

Income from continuing operations before income taxes	2,582	2,194
Income taxes	(795)	(668)

Income from continuing operations	1,787	1,526
Income (loss) from discontinued operations, net of income taxes	(34)	5

Net income	1,753	1,531

Attributable to:
Non-controlling interests	35	54
Shareholders of Siemens AG	1,718	1,477
Basic earnings per share
Income from continuing operations	2.00	1.70
(Loss) from discontinued operations	(0.03)	—

Net income	1.97	1.70

Diluted earnings per share
Income from continuing operations	1.98	1.68
(Loss) from discontinued operations	(0.03)	—

Net income	1.95	1.68

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited)
For the first three months of fiscal 2011 and 2010 ended December 31, 2010 and 2009
(in millions of €)

	2011	2010
Net income	1,753	1,531
Currency translation differences	377	237
Available-for-sale financial assets	15	13
Derivative financial instruments	(56)	(108)
Actuarial gains and losses on pension plans and similar commitments	797	(212)

Other comprehensive income, net of tax (1)	1,133	(70)

Total comprehensive income	2,886	1,461

Attributable to:
Non-controlling interests	50	58
Shareholders of Siemens AG	2,836	1,403

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €15 and €(4), respectively, for the three months ended December 31, 2010 and 2009.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the first three months of fiscal 2011 and 2010 ended December 31, 2010 and 2009
(in millions of €)

	2011	2010
Cash flows from operating activities
Net income	1,753	1,531
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	846	646
Income taxes	794	670
Interest (income) expense, net	(131)	(51)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(77)	(84)
(Gains) losses on sales of investments, net (1)	(9)	(14)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(1)	(1)
(Income) losses from investments (1)	(128)	(121)
Other non-cash (income) expenses	(51)	22
Change in current assets and liabilities
(Increase) decrease in inventories	(653)	(384)
(Increase) decrease in trade and other receivables	(196)	285
(Increase) decrease in other current assets (3)	(268)	(127)
Increase (decrease) in trade payables	(399)	(834)
Increase (decrease) in current provisions (2)	(95)	6
Increase (decrease) in other current liabilities (2) (3)	328	(152)
Change in other assets and liabilities (2) (3)	24	(146)
Additions to assets held for rental in operating leases	(114)	(91)
Income taxes paid	(408)	(229)
Dividends received	14	6
Interest received	179	161

Net cash provided by (used in) operating activities — continuing and discontinued operations	1,408	1,093
Net cash provided by (used in) operating activities — continuing operations	1,388	1,121
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(480)	(396)
Acquisitions, net of cash acquired	(128)	(417)
Purchases of investments (1)	(266)	(21)
Purchases of current available-for-sale financial assets	(1)	(9)
(Increase) decrease in receivables from financing activities	92	196
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	567	73
Proceeds and (payments) from disposals of businesses	38	49
Proceeds from sales of current available-for-sale financial assets	7	23

Net cash provided by (used in) investing activities — continuing and discontinued operations	(171)	(502)
Net cash provided by (used in) investing activities — continuing operations	(171)	(478)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock	81	—
Proceeds from issuance of long-term debt	113	—
Repayment of long-term debt (including current maturities of long-term debt)	(12)	—
Change in short-term debt and other financing activities	206	(187)
Interest paid	(139)	(131)
Dividends paid to non-controlling interest holders	(18)	(24)

Net cash provided by (used in) financing activities — continuing and discontinued operations	231	(342)
Net cash provided by (used in) financing activities — continuing operations	251	(394)
Effect of exchange rates on cash and cash equivalents	51	60
Net increase (decrease) in cash and cash equivalents	1,519	309
Cash and cash equivalents at beginning of period	14,227	10,204

Cash and cash equivalents at end of period	15,746	10,513
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	84	67

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	15,662	10,446

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(2)	The current portion within provisions and accruals was reclassified. Prior-year amounts were adjusted to conform to the current-year presentation.

(3)	The first quarter of fiscal 2010 presentation of derivatives qualifying for cash flow hedge accounting was reclassified to conform to the current-year presentation.

SIEMENS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2010 (preliminary and unaudited) and September 30, 2010
(in millions of €)

	12/31/10	9/30/10
ASSETS
Current assets
Cash and cash equivalents	15,662	14,108
Available-for-sale financial assets	242	246
Trade and other receivables	15,205	14,971
Other current financial assets	2,841	2,610
Inventories	15,844	14,950
Income tax receivables	794	790
Other current assets	1,385	1,258
Assets classified as held for disposal	913	715

Total current assets	52,886	49,648

Goodwill	16,019	15,763
Other intangible assets	4,913	4,969
Property, plant and equipment	11,815	11,748
Investments accounted for using the equity method	5,076	4,724
Other financial assets	10,065	11,296
Deferred tax assets	3,385	3,940
Other assets	780	739

Total assets	104,939	102,827

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	4,051	2,416
Trade payables	7,572	7,880
Other current financial liabilities	1,836	1,401
Current provisions	5,322	5,138
Income tax payables	1,769	1,816
Other current liabilities	22,143	21,794
Liabilities associated with assets classified as held for disposal	149	146

Total current liabilities	42,842	40,591

Long-term debt	15,656	17,497
Pension plans and similar commitments	7,234	8,464
Deferred tax liabilities	661	577
Provisions	3,155	3,332
Other financial liabilities	969	990
Other liabilities	2,365	2,280

Total liabilities	72,882	73,731

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	5,899	5,986
Retained earnings	25,505	22,998
Other components of equity	313	(8)
Treasury shares, at cost (2)	(3,168)	(3,373)

Total equity attributable to shareholders of Siemens AG	31,292	28,346

Non-controlling interests	765	750

Total equity	32,057	29,096

Total liabilities and equity	104,939	102,827

(1)	Authorized: 1,111,513,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	41,672,315 and 44,366,416 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
First three months of fiscal 2011 and 2010 ended December 31, 2010 and 2009
(in millions of €)

	New Orders						Revenue						Profit(1)(2)			Profit margin
	2011	2010	% Change		therein		2011	2010	% Change		therein		2011	2010	% Change	2011	2010
			Actual	Adjusted(3)	Currency	Portfolio			Actual	Adjusted(3)	Currency	Portfolio
Sectors and Divisions
Industry Sector	10,083	8,249	22%	16%	7%	(1)%	9,114	8,070	13%	7%	6%	0%	1,022	840	22%	11.2%	10.4%
Industry Automation	1,856	1,406	32%	24%	7%	1%	1,803	1,397	29%	20%	6%	2%	363	223	63%	20.2%	16.0%
Drive Technologies	2,454	1,575	56%	48%	8%	0%	1,827	1,510	21%	15%	6%	0%	229	153	50%	12.5%	10.1%
Building Technologies	1,833	1,611	14%	7%	7%	0%	1,779	1,560	14%	7%	7%	0%	117	93	25%	6.6%	6.0%
OSRAM	1,284	1,130	14%	8%	8%	(3)%	1,284	1,130	14%	8%	8%	(3)%	141	143	(2)%	11.0%	12.7%
Industry Solutions	1,286	1,233	4%	0%	6%	(2)%	1,364	1,437	(5)%	(8)%	5%	(3)%	48	68	(30)%	3.5%	4.8%
Mobility	2,335	1,887	24%	19%	5%	0%	1,634	1,582	3%	(1)%	4%	0%	116	152	(24)%	7.1%	9.6%
Energy Sector	8,759	6,918	27%	19%	7%	0%	6,378	5,616	14%	7%	6%	0%	826	771	7%	13.0%	13.7%
Fossil Power Generation	3,916	2,040	92%	83%	9%	0%	2,454	2,257	9%	4%	5%	0%	473	383	24%	19.3%	17.0%
Renewable Energy	945	1,576	(40)%	(45)%	5%	0%	868	480	81%	74%	7%	0%	36	23	58%	4.2%	4.8%
Oil & Gas	1,394	1,030	35%	25%	9%	1%	1,066	997	7%	0%	7%	0%	108	118	(8)%	10.2%	11.8%
Power Transmission	1,957	1,712	14%	8%	6%	0%	1,428	1,319	8%	1%	7%	0%	134	158	(15)%	9.4%	12.0%
Power Distribution	802	727	10%	3%	7%	0%	758	695	9%	2%	7%	0%	76	91	(17)%	10.0%	13.0%
Healthcare Sector	3,168	2,869	10%	2%	8%	0%	3,135	2,831	11%	3%	8%	0%	381	499	(24)%	12.2%	17.6%
therein: Diagnostics	926	832	11%	2%	9%	0%	916	830	10%	1%	9%	0%	78	115	(32)%	8.5%	13.8%

Total Sectors	22,010	18,037	22%	15%	7%	0%	18,627	16,517	13%	6%	7%	0%	2,229	2,109	6%

Siemens IT Solutions and Services	824	1,143	(28)%	(22)%	3%	(9)%	958	1,029	(7)%	(7)%	4%	(3)%	(129)	17	—	(13.4)%	1.7%

(1)	Profit of the Sectors and Divisions as well as Siemens IT Solutions and Services is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Excluding currency translation and portfolio effects.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to adjusted EBITDA
First three months of fiscal 2011 and 2010 ended December 31, 2010 and 2009
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		Adjusted				and equipment		Adjusted		Adjusted
	Profit(1)(2)		method, net(3)		(expense), net(4)		EBIT(5)		Amortization(6)		and goodwill(7)		EBITDA		EBITDA margin
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Sectors and Divisions
Industry Sector	1,022	840	9	1	(4)	(5)	1,017	845	91	85	159	153	1,267	1,083	13.9%	13.4%
Industry Automation	363	223	—	(1)	—	—	363	224	46	43	22	20	432	287	—	—
Drive Technologies	229	153	—	(1)	—	(1)	228	154	11	11	36	34	276	200	—	—
Building Technologies	117	93	2	1	—	—	115	92	20	18	20	22	155	132	—	—
OSRAM	141	143	6	1	—	—	136	143	4	5	56	52	196	200	—	—
Industry Solutions	48	68	1	1	(1)	(3)	48	70	7	6	13	14	68	90	—	—
Mobility	116	152	—	—	(3)	(2)	120	154	3	3	11	10	133	167	—	—
Energy Sector	826	771	8	15	(4)	(6)	822	762	22	21	91	75	935	858	14.7%	15.3%
Fossil Power Generation	473	383	3	(4)	(3)	(4)	473	392	4	3	29	25	505	420	—	—
Renewable Energy	36	23	(6)	10	3	(1)	40	14	6	5	17	10	63	29	—	—
Oil & Gas	108	118	—	—	(1)	—	109	118	7	7	14	13	130	138	—	—
Power Transmission	134	158	11	8	(2)	1	125	149	3	3	23	18	151	169	—	—
Power Distribution	76	91	—	—	(1)	(1)	76	92	3	3	8	8	87	102	—	—
Healthcare Sector	381	499	1	8	2	3	378	488	81	67	82	83	541	638	17.3%	22.5%
therein: Diagnostics	78	115	—	—	3	2	75	113	49	43	56	57	180	213	—	—

Total Sectors	2,229	2,109	17	23	(6)	(9)	2,217	2,095	194	174	332	311	2,743	2,579	—	—

Equity Investments	85	76	72	61	7	11	5	3	—	—	—	—	5	3	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	(129)	17	4	5	—	—	(132)	12	11	10	160	23	39	45	—	—
Financial Services (SFS)	102	99	26	22	73	68	3	9	2	1	77	76	82	86	—	—
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(2)	(15)	—	—	—	1	(2)	(15)	1	—	2	1	1	(14)	—	—
Siemens Real Estate (SRE)	97	60	—	—	(15)	(12)	113	72	—	—	65	49	179	121	—	—
Corporate items and pensions	231	(142)	—	—	17	(38)	214	(104)	3	4	11	13	228	(88)	—	—
Eliminations, Corporate Treasury and other reconciling items	(32)	(11)	10	3	(16)	17	(26)	(31)	—	—	(13)	(15)	(39)	(46)	—	—

Siemens	2,582	2,194	130	115	60	37	2,392	2,041	212	189	634	457	3,238	2,687	—	—

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(4)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(5)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(6)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(7)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €136 in the current period and €— in the prior-year period, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
COMPARABLE DATA AFTER ALLOCATION OF CENTRAL INFRASTRUCTURE COSTS
Profit and adjusted EBITDA (preliminary and unaudited)
For the four quarters of fiscal 2010 and for fiscal 2010
(in millions of €)

	Profit					Adjusted EBITDA
	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal
	2010				2010	2010				2010
Sectors and Divisions
Industry Sector	840	712	829	812	3,192	1,083	960	1,095	1,086	4,224
Industry Automation	223	191	267	323	1,004	287	258	335	402	1,282
Drive Technologies	153	176	206	268	803	200	221	255	322	997
Building Technologies	93	94	79	134	401	132	131	119	179	561
OSRAM	143	144	118	128	534	200	207	185	189	781
Industry Solutions	68	(10)	63	(131)	(10)	90	9	85	(111)	73
Mobility	152	114	95	102	463	167	132	116	118	533
Energy Sector	771	813	875	903	3,361	858	899	982	1,014	3,752
Fossil Power Generation	383	329	362	371	1,445	420	352	397	401	1,571
Renewable Energy	23	100	122	97	343	29	126	145	122	423
Oil & Gas	118	119	100	118	455	138	140	123	140	541
Power Transmission	158	149	193	214	715	169	160	206	232	767
Power Distribution	91	94	96	118	398	102	99	106	131	439
Healthcare	499	469	482	(796)	653	638	620	648	577	2,484
therein: Diagnostics	115	109	114	(1,142)	(804)	213	210	225	172	820

Total Sectors	2,109	1,993	2,186	919	7,207	2,579	2,479	2,725	2,677	10,460

Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, January 25, 2011
Legal Proceedings
For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2010 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2010 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information—Risk factors” and “Item 4: Information on the Company—Legal proceedings.”
Significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F are described below.
Public corruption proceedings
Governmental and related proceedings
On March 9, 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applied to contracts with the UN Secretariat and stemmed from Siemens AG’s guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. On December 22, 2009, Siemens AG filed a request to lift the existing suspension. On January 14, 2011, Siemens was informed that the Vendor Review Committee of the UNPD had recommended that the existing suspension be lifted and that Siemens AG be invited to re-register with the UNPD.
As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation is focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving — among others — former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In January 2011, the GPIC stated in a letter to Siemens that the alleged damages suffered by the Greek state amount to at least €2 billion. Siemens rejected these allegations.
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As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against — among others — Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. On November 22, 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit Euro million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions — such as a debarment — against Siemens Nigeria, Siemens AG, and Siemens employees.
The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.
Civil litigation
As previously reported, Siemens has been approached by a competitor to discuss claims it believes it has against the Company. The alleged claims relate to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens and the competitor continue to be engaged in discussions; the outcome of these discussions is open.
Antitrust proceedings
As previously reported, in April 2007, Siemens AG and VA Tech filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and VA Tech for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounted to €396.6 million and was paid by the Company in 2007. The
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fine imposed on VA Tech, which Siemens AG acquired in July 2005, amounted to €22.1 million. VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5 million. The European Court of First Instance has not yet issued a decision. In addition to the proceedings mentioned in this document, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens. The decision is still appealable by the New Zealand authorities.
In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the USA including, among others, Siemens AG. In April 2010, authorities in Korea and Mexico informed the Company that similar proceedings had been initiated. Siemens AG is cooperating with the authorities. On June 1, 2010, the New Zealand Commerce Commission notified Siemens AG that their investigation had been closed. On September 13, 2010, the European Commission notified Siemens AG that their investigation had been closed. On November 17, 2010, the Korean antitrust authority notified Siemens AG that their investigation had been closed.
On November 16, 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens, in response to allegations of anti-competitive practices in the field of telecommunication and security. Siemens is cooperating with the authority.
On December 15, 2010, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Istanbul, in response to allegations of anti-competitive agreements. Siemens is cooperating with the authority.
Other proceedings
In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director were accused of having manipulated the tender procedure. In October 2010, the investigation was closed.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the
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current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of continued adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, further deterioration in the capital markets, decline in the conditions for the credit business, continued uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.
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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 25, 2011	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling